October 25, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 23, 2018
           File No. 000-55456

Dear Mr. Jensen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Clifford Hunt